              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES
             (A majority-owned subsidiary of Siderurgica Venezolana
                                "Sivensa", S.A.)


                        REPORT OF INDEPENDENT ACCOUNTANTS
                      AND CONSOLIDATED FINANCIAL STATEMENTS
                              IN CONSTANT BOLIVARS
                           SEPTEMBER 30, 2002 AND 2001

                                                  Member firm of

[ESPINEIRA, SHELDON Y ASOCIADOS LOGO]             [PRICEWATERHOUSECOOPERS LOGO]


November 27, 2002

To the Shareholders and Board of Directors of International Briquettes Holding

We have audited the supplementary consolidated balance sheets of International Briquettes Holding (IBH) and its subsidiaries at September 30,2002 and 2001, and the related supplementary consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended September 30,2002,2001 and 2000, expressed in constant bolivars at September 30,2002. The preparation of these financial statements and their notes is the responsibility of IBH management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the aforementioned supplementary consolidated financial statements together with our audits of the primary financial statements of IBH expressed in U.S. dollars.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 4, IBH belongs to a group of related companies and conducts transactions and maintains balances for significant amounts with other members of the group.

IBH, a company domiciled in the Cayman Islands, is regulated by the Venezuelan Securities Exchange Commission (CNV) and, as described in Note 2, is required to present as supplementary information its financial statements in bolivars in conformity with the rules for the preparation of financial statements of entities regulated by the CNV. As described in Note 2-b, in the application of the mixed method, these rules differ from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. We have also issued our report, dated November 26, 2002, wherein we express our opinion that the primary consolidated financial statements of IBH expressed in U .S. dollars, not included herewith, present fairly, in all material respects, the fiancial position of IBH at September

                                                  Member firm of

[ESPINEIRA, SHELDON Y ASOCIADOS LOGO]             [PRICEWATERHOUSECOOPERS LOGO]


To the Shareholders and Board of Directors
November 27,2002


30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in confonnity with accounting principles generally accepted in the United States of America.

As described in Note 2-b, IBH uses the mixed method to adjust its financial statements for the effects of inflation. Accordingly, at September 30,2002 and 2001, the Company used an appraisal of its fixed assets performed by independent appraisers in 1997, which was updated by applying specific indices. Values of fixed assets may differ from market values that would result if appraisals had been made at those dates. Accounting principles generally accepted in Venezuela and the rules laid down by the CNV require appraisals used for this purpose to be no older than three years.

In our opinion, except for the possible effect of the matter described in the preceding paragraph, the accompanying supplementary consolidated financial statements audited by us present fairly, in all material respects, the financial position of International Briquettes Holding and its subsidiaries at September 30,2002 and 2001, and the results of their operations and their cash flows for the years ended September 30,2002, 2001 and 2000, in conformity with the rules and instructions laid down by Venezuelan Securities and Exchange Commission
(CNV).

As described in Note 2-b, as from 2002 Revised Statement of Accounting Principles No.10 (D PC 10) sets out that the mixed method will only apply to inventories over six months old. In 2002 the Company discontinued application of the mixed method for inventories and, for comparative purposes, restructured the consolidated financial statements for 2001 and 2000 to recognize the effects of this change described in Note 2-b.

As described in Note 7, IBH and its subsidiary Venezolana de Prerreducidos Caroni "Venprecar", C.A. have provided a security package for a portion of a long-term loan received by the affiliate Orinoco Iron. At September 30, 2002, the portion secured by IBH and Venprecar amounts to US$351 million (US$327 million at September 30,2001). In 2002 and 2001, Orinoco Iron has encountered financial difficulties and been unable to comply with the conditions of payment and certain covenants of this loan agreement. Consequently, the balance of this loan is considered by creditor banks as due and payable. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance. To date, we are unable to foresee the outcome of this matter and its possible effect, if any, on the accompanying consolidated financial statements.

                                                                             (2)

                                                  Member firm of

[ESPINEIRA, SHELDON Y ASOCIADOS LOGO]             [PRICEWATERHOUSECOOPERS LOGO]

To the Shareholders and Board of Directors
November 27,2002

As described in Notes 1 and 7, international metal prices and delays in start-up and production build-up of the Orinoco Iron plant have adversely affected the results of operations, cash flows and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary (BHP) (currently BHP-Billiton). In March 2001 BHP announced that it would write off its equity investment in Orinoco
Iron and cease any further investment in this project. These factors, the need for additional funding, and the current status of the long-term loan described in the previous paragraph raise substantial doubts as to the capacity of IBH and its affiliates to continue as a going concern. As described in Note 1, management of IBH and its affiliate Orinoco Iron have developed a strategic plan to assess different options to obtain additional funding and are negotiating a significant reduction of Orinoco Iron's debt. The accompanying consolidated financial statements, as well as those used by IBH to recognize its equity in the results of Joint Venture affiliates, have been prepared on the basis of a going concern and do not include adjustments that may arise from the outcome of these uncertainties.


ESPINEIRA, SHELDON y ASOCIADOS
(A member firm of PricewaterhouseCoopers)


/s/ Carlos Gonzalez G.
Carlos Gonzalez G.

CPC - 21291
CNV G-774

                                                                             (3)

              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES

                         (A majority-owned subsidiary of
                     Siderurgica Venezolana "Sivensa", S.A.)

                           CONSOLIDATED BALANCE SHEET
             (Thousands of constant bolivars at September 30, 2002)

                                                                                        September 30,
                                                                                 --------------------------
                                                                                    2002            2001*
                                                                                 -----------    -----------
                          Assets

Current assets:
  Cash and short-term investments (Note 12)                                       10,696,818      5,328,677
  Accounts receivable (Notes 3 and 12)                                            12,173,766      6,309,199
  Related companies (Notes 4 and 12)                                               1,869,032      9,428,611
  Inventories (Note 5)                                                             9,861,212     11,066,427
  Prepaid expenses and other assets                                                  239,996        299,296
                                                                                 -----------    -----------
           Total current assets                                                   34,840,824     32,432,210

Investment under the equity method (Note 7)                                                -     81,269,257
Property, plant and equipment, net (Note 6)                                      229,529,995    161,575,867
Deferred charges and other assets                                                    703,170      2,192,780
                                                                                 -----------    -----------
           Total assets                                                          265,073,989    277,470,114
                                                                                 ===========    ===========

            Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable -
    Suppliers (Note 12)                                                            3,018,752      3,783,237
    Shareholder and related companies (Note 4)                                    31,738,168     22,811,645
  Profit sharing, vacation and other personnel accruals                            1,104,026      1,137,444
  Taxes (Note 9)                                                                     244,684        149,313
  Other liabilities                                                                  290,378        400,389
                                                                                 -----------    -----------
           Total current liabilities                                              36,396,008     28,282,028

Accrual for employee termination benefits, net of advances
   to employees of Bs 3,743,960 (Bs 2,635,332 in 2001)                               896,192        905,390
                                                                                 -----------    -----------
           Total liabilities                                                      37,292,200     29,187,418

Minority interests in Venprecar                                                    5,816,225      3,651,096
Shareholders' equity, see accompanying statement (Note 10)                       221,965,534    244,631,600
                                                                                 -----------    -----------
           Total liabilities, minority interests and shareholders' equity        265,073,989    277,470,114
                                                                                 ===========    ===========


               The accompanying notes are an integral part of the
                        consolidated financial statements

              *Restructured for comparative purposes (see Note 2-o)

              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

             (Thousands of constant bolivars at September 30, 2002,
                       except share and per share amounts)

                                                                        Years ended September 30,
                                                             --------------------------------------------
                                                                 2002            2001*           2000*
                                                             ------------    ------------    ------------
Export sales (Note 3)                                          56,898,635      55,328,863      64,151,628
Domestic sales (Note 4)                                         6,741,306       3,547,661      17,676,881
                                                             ------------    ------------    ------------
                                                               63,639,941      58,876,524      81,828,509
Cost of sales (Note 4)                                        (82,926,242)    (73,179,773)    (76,325,161)
                                                             ------------    ------------    ------------
           Gross profit (loss)                                (19,286,301)    (14,303,249)      5,503,348

General and administrative expenses (Note 4)                   (5,293,574)     (6,042,364)     (6,935,333)
                                                             ------------    ------------    ------------
           Operating loss                                     (24,579,875)    (20,345,613)     (1,431,985)
                                                             ------------    ------------    ------------

Full financing expense:
  Interest income (expense), net (Note 4)                      (5,283,645)        970,702       8,249,179
  Exchange gain, net (Note 12)                                 12,176,356       2,145,396      14,308,791
  Gain (loss) from monetary position (Note 2-b)                 3,648,390      (3,716,015)    (20,352,279)
                                                             ------------    ------------    ------------
                                                               10,541,101        (599,917)      2,205,691
                                                             ------------    ------------    ------------
Other income (expenses), net (Note 4)                          (1,075,954)        313,548        (969,106)
                                                             ------------    ------------    ------------
Equity in results of affiliates (Note 7)                     (147,562,757)    (52,316,563)    (18,299,068)
Provision for accounts receivable from affiliates (Note 7)    (12,237,148)           --              --
                                                             ------------    ------------    ------------
                                                             (159,799,905)    (52,316,563)    (18,299,068)
                                                             ------------    ------------    ------------
           Net loss before taxes and minority interests      (174,914,633)    (72,948,545)    (18,494,468)

Taxes (Note 9)                                                   (247,659)       (154,674)       (708,317)
                                                             ------------    ------------    ------------
           Loss before minority interests                    (175,162,292)    (73,103,219)    (19,202,785)
Minority interests                                               (682,167)        210,102         (24,021)
                                                             ------------    ------------    ------------
           Net loss                                          (175,844,459)    (72,893,117)    (19,226,806)
                                                             ============    ============    ============

Net loss per share (in bolivars)                                   (8,834)         (3,663)           (966)
                                                             ============    ============    ============

               The accompanying notes are an integral part of the
                        consolidated financial statements


             *Restructured for comparative purposes (see Note 2-o)

              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

             (Thousands of constant bolivars at September 30, 2002)

                                                                                                Unappropriated
                                   Capital stock                         Result from          retained earnings
                            ---------------------------                    holding      ---------------------------
                               Nominal      Inflation        Share       nonmonetary        Legal
                              and legal     adjustment      premium         assets         reserve        Deficit          Total
                            ------------   ------------   ------------   ------------   ------------   ------------    ------------
Balances at September 30,
  1999*                          100,424        162,129    532,293,244   (145,865,692)     9,757,731    (15,776,723)    380,671,113

Net loss for 2000                   --             --             --             --             --      (19,226,806)    (19,226,806)
Result from holding
  nonmonetary assets                --             --             --        3,406,210           --             --         3,406,210
                            ------------   ------------   ------------   ------------   ------------   ------------    ------------

Balances at September 30,
  2000*                          100,424        162,129    532,293,244   (142,459,482)     9,757,731    (35,003,529)    364,850,517

Net loss for 2001                   --             --             --             --             --      (72,893,117)    (72,893,117)
Result from holding
  nonmonetary assets                --             --             --      (47,325,799)          --             --       (47,325,799)
                            ------------   ------------   ------------   ------------   ------------   ------------    ------------

Balances at September 30,
  2001*                          100,424        162,129    532,293,244   (189,785,281)     9,757,731   (107,896,646)    244,631,601

Net loss for 2002                   --             --             --             --             --     (175,844,459)   (175,844,459)
Net result from holding
  nonmonetary assets                --             --             --      153,178,392           --             --       153,178,392
                            ------------   ------------   ------------   ------------   ------------   ------------    ------------
Balances at September 30,
  2002                           100,424        162,129    532,293,244    (36,606,889)     9,757,731   (283,741,105)    221,965,534
                            ============   ============   ============   ============   ============   ============    ============


               The accompanying notes are an integral part of the
                        consolidated financial statements


             *Restructured for comparative purposes (see Note 2-o)

              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

             (Thousands of constant bolivars at September 30, 2002)

                                                                              Years ended September 30,
                                                                      ---------------------------------------------
                                                                          2002            2001*           2000*
                                                                      ------------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                            (175,844,459)    (72,893,117)    (19,226,806)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities -
      (Gain) loss from monetary position                                (3,648,390)      3,716,015      20,352,279
      Unrealized exchange gain                                                --              --       (14,502,572)
      Equity in results of affiliates                                  147,562,757      52,316,563      18,299,068
      Provision for accounts receivable from affiliates                 12,237,148            --              --
      Minority interests                                                   682,167        (210,102)         24,021
      Depreciation                                                      19,083,791       8,899,738       9,683,986
      Amortization of deferred charges                                     966,087       1,460,238         689,722
      Provision for inventory obsolescence                                    --           380,416            --
      Accrued interest due                                                    --        (2,930,547)    (10,224,778)
      Accrual for employee termination benefits                            818,846         802,657         605,874
                                                                      ------------     -----------     -----------
                                                                         1,857,947      (8,458,139)      5,700,794
  Net changes in operating accounts -
    Payment of employee termination benefits                              (828,044)       (584,671)       (151,259)
    Accounts receivable                                                 (6,577,007)     (6,300,073)      6,606,276
    Inventories                                                          1,205,215      12,559,887       3,034,413
    Prepaid expenses and other                                             582,823        (641,427)       (122,870)
    Related companies, net                                              11,258,424       2,898,995      (3,690,176)
    Accounts payable, accrued expenses, employee benefits and other
        liabilities                                                       (812,543)     (1,128,163)      9,812,142
                                                                      ------------     -----------     -----------
           Net cash provided by (used in) operating activities           6,686,815      (1,653,591)     21,189,320
                                                                      ------------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net additions to property, plant and equipment                           (71,827)         (9,614)        (79,186)
  Investment purchases                                                        --        (1,922,931)     (9,938,862)
  Loans receivable collected from affiliates                                  --              --        25,123,695
  Participations acquired                                                     --              --       (25,123,695)
                                                                      ------------     -----------     -----------
           Net cash used in investing activities                           (71,827)     (1,932,545)    (10,018,048)
                                                                      ------------     -----------     -----------
EFFECT OF INFLATION ON PURCHASING POWER OF
   CASH AND CASH EQUIVALENTS                                            (1,246,847)     (2,358,363)        (20,499)
                                                                      ------------     -----------     -----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year                                       5,368,141      (5,944,499)     11,150,773
  Balance at the beginning of the year                                   5,328,677      11,273,176         122,404
                                                                      ------------     -----------     -----------
  Balance at the end of the year                                        10,696,818       5,328,677      11,273,177
                                                                      ============     ===========     ===========
SUPPLEMENTARY INFORMATION:
  Result from holding nonmonetary assets                               153,178,392     (47,325,799)      3,406,210
                                                                      ============     ===========     ===========
SUPPLEMENTARY INFORMATION ON NON-CASH ACTIVITIES:
  Capitalization of accounts receivable (Notes 4 and 7)                       --              --        40,979,180
                                                                      ============     ===========     ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

              *Restructured for comparative purposes (see Note 2-o)

              INTERNATIONAL BRIQUETTES HOLDING AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        SEPTEMBER 30, 2002, 2001 AND 2000

NOTE 1 - OPERATIONS:
--------------------

International Briquettes Holding (IBH or the Company), a Cayman Islands corporation, was incorporated on October 14, 1997. On October 15, 1997, IBH acquired all assets and assumed all liabilities of the former IBH (Old IBH), which for accounting purposes is the successor to Fior de Venezuela, S.A.
(Fior). Fior is a 60%-owned Venezuelan subsidiary of Siderurgica Venezolana "Sivensa", S.A., which operated within the IBH Division, comprising Sivensa's high-density iron briquettes (HBI) production facilities (see Note 4); CVG Ferrominera del Orinoco, C.A. owns the remaining 40% (see Notes 4 and 8).

Fior Reorganization -
-------------------

As part of a series of reorganization transactions during 1997, Fior transferred most of its assets, liabilities and contracts to Old IBH in exchange for all outstanding shares of Old IBH and a US$20 million note receivable, which was paid by IBH that same year. Reorganization took place in three stages. In May 1997 Fior transferred most of the assets, liabilities and contracts related to the HBI facility located in Ciudad Guayana, Venezuela (the Fior plant with an annual capacity of 400,000 tons) to its Venezuelan wholly-owned subsidiary Operaciones RDI, C.A. (RDI), and Operaciones RDI assumed most of the liabilities in connection with the Fior plant. Fior subsequently transferred all outstanding shares of Operaciones RDI to Old IBH in exchange for new shares in Old IBH and a US$20 million note. In May 1997 Fior and its subsidiaries took part in a series of transactions which resulted in the transfer of all outstanding shares of Brifer International Ltd. (Brifer), at that date a wholly-owned subsidiary of Fior in Barbados, to Old IBH in exchange for additional new shares in Old IBH. Furthermore, as a result of these transactions, Brifer owns all patents, intellectual property rights and rights related to the Fior Plant (the Improved Fior Process) and the Finmet process. In August 1997 Fior transferred all assets and contracts in connection with construction of a new HBI facility in Ciudad Guayana, Venezuela (the Orinoco Iron plant with a projected annual technical capacity of 2.2 million tons) to Orinoco Iron, C.A. In October 1997 IBH acquired all assets and assumed all liabilities of Old IBH. Following these transactions, IBH acquired all outstanding shares of Old IBH.

For accounting purposes, all of these transactions were considered part of the Fior reorganization; therefore, transferred assets and assumed liabilities were all recorded by IBH at Fior's historical book value (the predecessor cost basis).

Venprecar exchange offer -
------------------------

In November 1997 IBH (a wholly-owned subsidiary of Fior at that date) completed an exchange offer of one ordinary share of IBH for every three outstanding Global Depository Shares (GDS) of Venezolana de Prerreducidos Caroni "Venprecar", C.A. (a 71.9%-owned subsidiary of Sivensa at that date) (see Note
8). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH.

Venprecar is incorporated in Venezuela, manufactures HBI and operates in Sivensa's IBH Division. The Venprecar plant, located in Ciudad Guayana, Venezuela, has a rated annual capacity of 815,000 tons (see Note 6). Venprecar follows the same accounting practices and has the same year-end as IBH.

Going concern -
-------------

As described in Note 7, international metal prices and delays in start-up and production buildup of the new Orinoco Iron plant have adversely affected the results of operations, cash flows and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary (BHP) (currently BHP-Billiton). In March 2001 BHP announced that it would write off its investment in Orinoco Iron and cease any further investment in this project. Due to increased costs, lower-than-planned production rates, and depressed prices on international HBI markets, actual revenues and cash flows have been substantially below amounts originally planned. Additional funding will be required for Orinoco Iron to continue existing operations, to render all production units operative, to repay past due amounts to suppliers and to increase working capital. Management of IBH and its affiliate Orinoco Iron are currently assessing options to obtain additional funding and negotiating a significant reduction of Orinoco Iron's debt and the restructuring of financial debts. IBH and BHP are also evaluating options for potential incorporation of new Orinoco Iron shareholders.

Given the current situation, it is IBH's priority to maintain operations of Orinoco Iron and Venprecar. Therefore, the Company has been using all of its financial resources for this purpose. RDI is not currently operating. Since Venprecar has guaranteed Orinoco Iron's debt, continuity of its operations is financially dependent on a solution being found to Orinoco Iron's financial situation.

Strategic plan -
--------------

Management of IBH, the subsidiary Venprecar, and the affiliate Orinoco Iron have prepared a medium-term business plan and are taking action to resolve current operational and financial matters mentioned below:

- Evaluation of possible options to obtain working capital required by Orinoco Iron, including discussions with the main suppliers and financial institutions and the possible inclusion of new shareholders. Management believes that once these matters are resolved Orinoco Iron

                                                                             (2)
     will be able to complete start up of all of its production trains and increase production, thus reducing its operating costs per ton and increasing its cash flows.

- Continuance of negotiations with Orinoco Iron senior lenders for the restructuring of the outstanding debt.

- Finalize negotiations with BHP on terms and conditions for debt currently owed by Orinoco Iron to BHP.

- Allocate a portion of cash flows of the subsidiary Venprecar to fund capital expenditures required to replace catalytic tubes in the gas reformer (see Note 6). Management of IBH and Venprecar expect the replacement of these tubes to increase plant capacity, reduce Venprecar operating costs per ton, and thus increase its cash flows.

The Company is currently negotiating with CVG Ferrominera and CVG Edelca, iron ore and electricity suppliers, respectively, the commercial terms of future delivery of raw materials and utilities and payment of outstanding debts. No assurance can be given that CVG Ferrominera and/or CVG Edelca will continue to allow Orinoco Iron to defer payments.

No assurance can be given that any of these actions will ensure a solution for the current operational or financial situation.

NOTE 2 - BASES OF PRESENTATION AND ACCOUNTING PRINCIPLES:
---------------------------------------------------------

IBH presents its official financial statements in accordance with U.S. GAAP and the U.S. dollar is its reporting currency. IBH pays dividends on these bases.

IBH is regulated by the Venezuelan Securities and Exchange Commission (CNV) and, therefore, is required to present as supplementary information its financial statements in bolivars in conformity with the rules for the preparation of financial statements of entities regulated by the CNV.

A) BASES OF PRESENTATION

After the reorganization of Fior, but before the exchange offer, IBH became a wholly-owned subsidiary of Fior (see Note 1) and the successor to the assets, liabilities and operations that Fior previously had; IBH is for accounting purposes the successor to Fior. Following reorganization Fior shareholders have maintained the same economic position as before. This transaction has been accounted for as a business combination of companies under common control in a manner similar to a pooling of interests.

IBH's main operations and assets are located in Venezuela. For accounting purposes, IBH (individual) and its foreign subsidiaries are considered an integral part of operations in Venezuela.

                                                                             (3)

B) ACCOUNTING FOR INFLATION

Section VI of the rules for the preparation of financial statements of entities regulated by the CNV sets out that, except for the limitations established therein, inflation-adjusted financial statements should be presented in conformity with Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation," published by the Venezuelan Federation of Public Accountants.

Accordingly, the Board of Directors of IBH elected to present, solely for purposes of the CNV, inflation-adjusted financial statements of IBH and its subsidiaries by the mixed method.

There are significant differences between the rules of the CNV and DPC 10 as to the treatment of the effects of applying the mixed method. According to DPC 10, the results of applying the mixed and General Price Level methods should be the same. However, based on the rules for the preparation of financial statements of entities regulated by CNV, depreciation of the fair market value of fixed assets and the cost of sales at replacement value of inventories are charged directly to the results. The net effect of this difference on the financial statements resulted in a decrease of the net loss of approximately Bs 3,173 million for the year ended September 30, 2002 (a decrease in the net loss of approximately Bs 11,435 million and approximately Bs 12,975 million in 2001 and 2000, respectively).

As from 2002, Revised DPC 10 sets out that the mixed method will only apply to inventories over six months old. In 2002 for comparative purposes, IBH restructured the financial statements for 2001 and 2002 to recognize the effects of this change on the application of the mixed method to inventories, resulting in an increase in the cost of sales and a net loss for 2001 of approximately Bs 7,939 million and Bs 7,860 million, respectively (Bs 2,076 million and Bs 2,042 million, respectively in 2000).

The preparation of the financial statements using the mixed method consists in restating the financial statements based on changes in the General Price Level
(GPL), according to the Consumer Price Index (CPI) of the Metropolitan Area of Caracas, published by Banco Central de Venezuela (BCV) and, subsequently, adjusting nonmonetary assets, mainly property, plant and equipment, according to current market values determined by independent appraisers. Current market values may differ from historical costs adjusted by the GPL method, as the former represent specific prices and the latter are calculated based on indices of average general prices that measure the purchasing power loss of the bolivar. The equity account "Result from holding nonmonetary assets" is presented as offsetting entry of the difference between values of fixed assets based on the GPL method and the mixed method. For investments accounted for by the equity method, IBH recognizes its participation in the Result from holding nonmonetary assets of affiliates.

During the year ended September 30, 2002, the exchange rate increased 98% (7% in 2001), while the CPI for that same period increased 28% (12% in 2001); the cumulative effect of these differences resulted in differences between current market values and adjusted historical costs

                                                                             (4)
of machinery, equipment, materials and imported parts. Application of the mixed method in 2002 gave rise to an increase in shareholders' equity of approximately Bs 153,178 million (a decrease of Bs 47,326 million in 2001 and an increase of Bs 3,406 million in 2000), mainly as a result of holding nonmonetary assets denominated in foreign currency, included as part of "Result from holding nonmonetary assets."

The inflation rates for the years ended September 30, 2002, 2001 and 2000, according to the CPI of the Metropolitan Area of Caracas, published by Banco Central de Venezuela (BCV), were 28%, 12% and 16%, respectively.

The consolidated financial statements for 2002, 2001 and 2000 are expressed in bolivars of purchasing power at September 30, 2002 to allow for comparison in currency of constant purchasing power. Below is a summary of the main bases used in the preparation of the accompanying consolidated inflation-adjusted financial statements:

1) Nonmonetary assets -

These items (inventories, property, plant and equipment, investment under the equity method and deferred charges) have been adjusted by multiplying them by the factor obtained by dividing the CPI at September 30, 2002 by the CPI at their date of acquisition or origin. Fixed assets are subsequently adjusted based on current market values.

In 2002 and 2001, the subsidiary and affiliates of IBH updated the appraisals conducted by independent appraisers in May 1997 to adjust fixed assets using the mixed method. Updates were performed by applying the bolivar/dollar devaluation index for imported fixed assets and the CPI for other assets. The aforementioned updating procedure is in conformity with the guidelines set out in Statement of Accounting Principles No. 10 (DPC 10) as to the application of specific indices. However, these values may differ from current market values that would result if appraisals had been made at this date.

2) Monetary assets and liabilities and result from monetary position Monetary assets and liabilities, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at September 30, 2002. The result from monetary position reflects the gain or loss obtained from maintaining a net monetary liability or net monetary asset position during an inflationary period (see Note 14). This result from monetary position is included under Full financing expense.

3) Capital stock, share premium and unappropriated retained earnings (deficit)- These equity items have been adjusted by multiplying them by the inflation factor obtained from their date of origin until September 30, 2002. Revaluations of historical cost of property, plant and equipment, included in shareholders' equity, were eliminated.

                                                                             (5)

4) Statement of operations -

All items in the statement of operations have been restated based on the date on which they were earned or incurred, with the exception of those related to nonmonetary items (cost of sales, depreciation expense, amortization of deferred charges and gain or loss on sale of investments and fixed assets), which have been restated in bolivars of purchasing power at year-end based on their date of origin. Accordingly, depreciation has been adjusted based on the current market values of the related fixed assets.

C) CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of IBH and its wholly-owned subsidiaries: Old IBH, Siderurgica del Caroni "Sidecar", S.A. and SVS International Steel Holdings, and its majority-owned subsidiary Venezolana de Prerreducidos Caroni "Venprecar", C.A. (see Note 8). All significant intercompany transactions and balances have been eliminated in consolidation.

D) INVENTORIES

Inventories are valued at the lower of restated average cost at September 30, 2002 and market value. At September 30, 2002, 64% (73% in 2001) of inventories are in respect of components and materials purchased in foreign currency or prices denominated in foreign currency.

E) LONG-TERM INVESTMENTS

Investments in 20% and 50%-owned affiliates are accounted for under the equity method (see Note 7), according to the inflation-adjusted financial statements of the affiliate. All intercompany transactions with affiliates have been proportionally eliminated in the statement of operations. The Company accounts for impairment of investments whenever it considers the decrease as not temporary.

F) PROPERTY, PLANT AND EQUIPMENT

Most property, plant and equipment is presented at fair market value under usage conditions as determined by a study conducted in May 1997 by independent appraisers, which was updated by specific indices at September 30, 2002 and 2001. Renewals and improvements are capitalized, whereas maintenance and minor repairs, which do not extend the useful lives of the assets, are expensed. As from 1992 only that portion of interest exceeding the inflation rate is capitalized; all remaining interest is expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets determined by independent appraisers.

At September 30, 2002 and 2001, 95% of property, plant and equipment was in respect of imported machinery and equipment acquired in foreign currency, which is valued at the exchange rate of Bs 1,474/US$1 (Bs 743/US$1 in 2001) when applying the mixed method. For comparative purposes, fixed assets at fair market values at September 30, 2001 have been adjusted by expressing them in terms of purchasing power at September 30, 2002.

                                                                             (6)

G) ACCRUAL FOR EMPLOYEE TERMINATION BENEFITS AND PROFIT SHARING

IBH and its subsidiaries accrue their liability for employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law. This liability is presented net of advances granted to employees. Among other aspects, this Law provides for an indemnity payment equal to a minimum of 45 days of salary per year (up to a maximum of 90 days, depending on employee seniority).

Additionally, the Labor Law calls for a yearly bonus payable to workers and employees of 15% of pre-tax profits, subject to a minimum annual payment of 15 days' salary and a maximum payment of 120 days' salary. For the years ended September 30, 2002, 2001 and 2000, the subsidiary of IBH accrued and paid a profit sharing bonus based on 120 days' salary.

IBH and its subsidiaries do not have a pension plan or other post-retirement benefit programs.

H) TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

Transactions in foreign currency are recorded at the exchange rate in effect at the date of the transaction. Balances in foreign currency at September 30, 2002, mainly in U.S. dollars, are presented at the exchange rate of Bs 1,474/US$1 (Bs 743/US$1 in 2001). Exchange gains or losses are included in the statement of operations (see Note 12). The Company does not conduct hedging activities on its transactions and balances in foreign currency.

I) NET LOSS PER SHARE

Net loss per share has been determined by dividing net loss for the year by the average number of shares issued. For the business combination described in Note 2-a, calculation was based on the average number of shares of the companies involved in the business combination adjusted by the equivalent number of IBH shares.

J) CASH AND CASH EQUIVALENTS

IBH and its subsidiaries consider as cash equivalents all highly liquid investments maturing within three months (see Note 4).

K) COST OF SALES

For presentation purposes, certain selling expenses, mainly freight and insurance on exports, are an integral part of the cost of sales.

L) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of income and expenses for the reporting period. Actual results may differ from those estimates.

                                                                             (7)

M) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair value due to the short-term maturities of these instruments.

N) CONCENTRATION OF CREDIT, FOREIGN EXCHANGE AND MARKET RISK

Financial instruments that are exposed to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. IBH's cash is placed with a diversified group of financial institutions. Orinoco Iron's trade accounts receivable are concentrated in three clients. There is a high concentration of accounts receivable from related companies (see Note 4).

The Company exports most of its annual production to foreign countries, primarily the United States of America and, as a result, most of the Company's sales are denominated in U.S. dollars, while a part of the Company's costs and expenses are denominated in bolivars. As a result, variations between inflation and the bolivar devaluation may affect the operating margin.

The main raw materials and utilities required by the Company (iron ore, electricity and gas) are supplied by Venezuelan state-owned companies (see Note
4).

O) RESTRUCTURING OF CONSOLIDATED FINANCIAL STATEMENTS

Until 2001 the Company valued its inventories and determined the cost of sale by the mixed method in accordance with DPC 10 methodology of 1991 and CNV regulations (see Note 2-a). As from 2002 the Company applies, retroactively for comparative purposes, the methodology set out in Revised DPC 10 described in
Note 2-a. For comparative purposes only, the 2001 and 2000 financial statements were restructured to give recognition to the effects of applying the mixed method to inventories.

Below is a comparison of the main restructured financial information and the information previously reported in the Company's consolidated financial statements for the years ended September 30:

                                                    2001                           2000
                                         ----------------------------    ----------------------------
                                                         Previously                       Previously
                                        Restructured      reported       Restructured      reported
                                            balances      balances         balances        balances
                                         ------------    ------------    ------------    ------------
                                                       (Thousands of constant bolivars)
Total assets                             277,470,114     277,500,104     395,948,853     392,887,177
Total liabilities                         29,187,418      29,187,418      27,161,759      27,161,759
Minority interests                         3,651,096       3,601,679       3,836,767       3,886,673
Total shareholders' equity               244,631,600     244,711,007     364,850,516     361,838,746
Gross income (loss)                      (14,303,249)     (6,364,168)      5,503,348       7,579,380
Operating income (loss)                  (20,345,613)    (12,406,532)     (1,431,985)        644,047
Minority interests in results                210,102         130,600         (24,021)        (57,860)
Net loss                                 (72,893,117)    (65,033,537)    (19,226,806)    (17,184,613)



                                                                             (8)

NOTE 3 - ACCOUNTS RECEIVABLE:
-----------------------------

Accounts receivable comprise the following:

                                                                  September 30,
                                                            --------------------------
                                                               2002            2001
                                                            ----------      ----------
                                                             (Thousands of constant
                                                                   bolivars)
Trade                                                        6,831,990       2,642,940
Import duty drawbacks                                        2,184,468       1,782,249
Value added tax (Note 9)                                     2,687,102       1,685,243
Advances to suppliers                                        2,585,396         674,287
Other accounts receivable                                       69,278       1,306,729
Allowance for doubtful accounts                             (2,184,468)     (1,782,249)
                                                            ----------      ----------
                                                            12,173,766       6,309,199
                                                            ==========       =========

Import duty drawbacks, which are established in the Venezuelan Customs Law, represent pending reimbursements of taxes and import duties paid by exporting companies.

During the year ended September 30, 2002, exports of IBH and its subsidiaries amounted to approximately US$50 million equivalent to approximately Bs 56,899 million in constant amounts (US$57 million and US$63 million in 2001 and 2000 equivalent to approximately Bs 55,329 million and Bs 64,152 million in constant amounts, respectively).

NOTE 4 - BALANCES AND TRANSACTIONS WITH SHAREHOLDER AND RELATED COMPANIES:

Balances with shareholder and related companies comprise the following:

                                                                              September 30,
                                                                         ------------------------
                                                                            2002          2001
                                                                         -----------  -----------
                                                                          (Thousands of constant
                                                                                 bolivars)
Accounts receivable:
  Siderurgica del Turbio "Sidetur", S.A.                                   1,096,656            -
  Rutedis, Ltd.                                                              599,918      387,073
  Siderurgica del Orinoco (Sidor), C.A.                                      109,076            -
  Tesocorp Administradora, C.A.                                                    -    5,960,168
  Orinoco Iron, C.A. (affiliated company, Note 7)                                  -    2,410,886
  Operaciones RDI, C.A. (affiliated company, Note 7)                               -      632,442
  Other related companies                                                     63,382       38,042
                                                                         -----------  -----------
                                                                           1,869,032    9,428,611
                                                                         -----------  -----------
Long-term accounts receivable:
  Orinoco Iron, C.A. (affiliated company, Note 7)                         11,172,920            -
  Operaciones RDI, C.A. (affiliated company, Note 7)                       1,064,228            -
                                                                         -----------  -----------
                                                                          12,237,148            -
  Provision (Note 7)                                                     (12,237,148)           -
                                                                         -----------  -----------
                                                                                   -            -
                                                                         ===========  ===========

                                                                             (9)

                                                                        September 30,
                                                                  --------------------------
                                                                     2002            2001
                                                                  ----------      ----------
                                                                    (Thousands of constant
                                                                           bolivars)
Accounts payable:
  CVG Ferrominera del Orinoco (indirect shareholder)              31,094,030      21,064,585
  Siderurgica Venezolana "Sivensa", S.A. (shareholder)               527,692         353,787
  Steel Division Procurement                                          14,740          44,699
  Siderurgica del Turbio "Sidetur", S.A.                                   -       1,308,631
  Other related companies                                            101,706          39,943
                                                                  ----------      ----------
                                                                  31,738,168      22,811,645
                                                                  ==========      ==========

Significant transactions with shareholder and related companies comprise the following:

                                                               Years ended September 30,
                                                     --------------------------------------
                                                        2002          2001          2000
                                                     ----------    ----------    ----------
                                                       (Thousands of constant bolivars)
Purchases of iron ore                                34,241,285    30,933,782    36,239,660
Sale of HBI                                           6,393,330     3,301,908    16,870,004
Interest income                                               -       985,651    10,108,220
General and administrative expenses                      48,468     1,111,497     1,452,421
Purchases of spare parts and supplies                   586,180     2,228,621     2,446,820
Electricity, gas and water                            2,625,112     7,156,913     9,239,698
Interest expense                                      4,802,452     1,975,683       100,673

The iron ore used by Venprecar to produce iron briquettes is provided by CVG Ferrominera del Orinoco, C.A., a Venezuelan state-owned company and the only supplier of this mineral in Venezuela, under a contract entered into in 1988. The price of iron ore is fixed annually by reference to prevailing international market prices. This contract is for 10 years and has an automatic renewal clause. It was renewed under the same terms and conditions for 20 years. There is no minimum commitment to purchase iron ore. CVG Ferrominera extended its terms of credit during 2002 and 2001. The account payable to CVG Ferrominera accrues interest on past due balances (see Note 1).

Electricity, gas and water consumed by Venprecar are delivered under contracts between service suppliers and Sidetur, a subsidiary of Sivensa. Pursuant to these contracts entered into in 1991 for 10 years with automatic renewal clauses, Venprecar will reimburse Sidetur for the cost of services received. As of 2002, gas is directly supplied to Venprecar by PDVSA Gas. In addition, Venprecar and Sidetur share certain common expenses.

Venprecar supplies HBI to Sidetur in accordance with sales contracts entered into in September 1991 and amended in January 1992, whereby the purchase price per ton is equal to 95% of the weighted average export price obtained in the last three HBI export sales to third parties by Venprecar. These contracts are for 10 years and are automatically renewable for equal terms.

                                                                            (10)

Until 2001 Tesocorp Administradora, a subsidiary of Sivensa, managed excess funds of IBH and its subsidiaries. Funds transferred by IBH and its subsidiaries were recorded as funds on deposit with related companies, mainly denominated in bolivars, and bore interest at prevailing market rates.

The affiliate Orinoco Iron provides Venprecar certain sales services, and International Briquettes Marketing Services provides certain iron briquette marketing services in accordance with signed contracts.

Until 2001, Sivensa provided management services to the Company and its subsidiaries.

Accounts with other related companies are interest-free.

Pursuant to the terms of a debt rescheduling agreement between Sivensa and its creditor banks, certain covenants were set forth for Sivensa and its subsidiaries, of which the following apply to IBH and Venprecar: a) covenant to enter into any type of debt exceeding a maximum stipulated amount; b) covenant regulating the maximum amount of capital investments;
c) covenants for disposing of, selling or pledging accounts receivable and other assets; d) covenants for pledging any of its fixed assets or properties;
e) covenants for the payment of dividends, and f) covenants for amending contractual agreements.

NOTE 5 - INVENTORIES:
---------------------

Inventories comprise the following:

                                                September 30,
                                             -------------------------
                                                2002           2001
                                             ---------      ----------
                                              (Thousands of constant
                                                     bolivars)
Finished products (HBI)                      1,074,322       1,168,526
Raw materials                                2,480,860       1,137,831
Spare parts and supplies                     6,906,855      10,325,657
Provision for obsolescence                    (600,825)     (1,565,577)
                                             ---------      ----------
                                             9,861,212      11,066,427
                                             =========      ==========

                                                                            (11)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:
---------------------------------------

Property, plant and equipment comprises the following:

                                                                       September 30,
                                                                 --------------------------
                                                                    2002           2001
                                                                 -----------   -----------
                                                                   (Thousands of constant
                                                                         bolivars)
Buildings and facilities                                           7,077,101     5,804,950
Machinery and equipment                                          308,956,723   199,123,558
Vehicles                                                           3,141,390     3,136,762
Furniture                                                            774,536       773,327
                                                                 -----------   -----------
                                                                 319,949,750   208,838,597

Accumulated depreciation                                         (92,077,850)  (48,815,352)
                                                                 -----------   -----------

                                                                 227,871,900   160,023,245

Land                                                               1,404,630     1,402,438
Construction in progress                                             253,465       150,184

          Total fixed assets                                     229,529,995   161,575,867
                                                                 ===========   ===========
Depreciation expense for the year, charged mainly to
   cost of sales                                                  19,083,791     8,899,738
                                                                 ===========   ===========

According to reviews by management of the subsidiary Venprecar, major repairs are required to the fuel-gas reformer and heat recovery system to reestablish production capacity of the Venprecar plant. The cost of repairs and equipment replacement estimated by management is approximately US$11 million; depreciation of equipment to be replaced was accelerated in 2002. During 2002 the Company has made payments in advance of approximately US$1.2 million to purchase materials required to perform repairs scheduled to begin in the second quarter of fiscal 2003. As described in Note 7, this plant is included in the security package provided on the loan received by the affiliate Orinoco Iron.

NOTE 7 - FINMET PROJECT AND JOINT VENTURE WITH BHP:
---------------------------------------------------

Fior (predecessor of IBH) was developing a project for the construction of a plant for the direct reduction of iron ore in the Guayana region of Venezuela. This plant employs the Finmet (Finos Metalizados) process developed by Fior and Voest-Alpine Industrieanlagenbau (VAI) (see Note 11). In September 1997 IBH formed a Joint Venture with an Australian mining company, The Broken Hill Proprietary Company Limited (BHP) (currently BHP-Billiton), to develop, construct and operate this project, as well as to operate the plant formerly owned by Fior (see Note 1).

Each of IBH and BHP has a 50% ownership interest in the Joint Venture, which consists of four companies, each of which is 50%-owned by the two parties: i) Orinoco Iron, C.A. (Orinoco Iron), which began operating in August 2000, owns and operates a new 2.2 million tons per year expected capacity hot briquette iron plant utilizing the Finmet process (the Orinoco Iron

                                                                            (12)
plant); ii) Operaciones RDI, C.A. (RDI), which began operating in May 1997, owns and operates the plant formerly owned by Fior; iii) Brifer International Ltd. (Brifer), which owns the Company's proprietary rights on the technology involved in the improved fluid bed iron-ore fines reduction process (the Improved Fior process) and, together with VAI, the Finmet process (see Note 11), and iv) International Briquettes Marketing Services (IBMS), which provides briquette marketing services.

In September 1997, under a Joint Venture agreement, BHP subscribed capital stock increases in Operaciones RDI and Orinoco Iron and bought 50% of Brifer's shares from IBH for US$30 million (present value of US$28.7 million) in cash, US$20 million of which was paid by BHP between October and November 1997 and the remaining US$10 million in 1999. This gave BHP a 50% participation in these three companies. Since IBH has commitments to support the Joint Venture financially (additional capital contributions and guarantees on bank financing), IBH's gain on this sale was recorded as a reduction of its investment base in the Joint Venture. Therefore, IBH's investment cost basis in the Joint Venture will be less than its proportionate share in equity. This cost basis difference will be recognized when the long-term commitments are released.

As a result of the transfers of assets described in Note 1, IBH granted loans to the Joint Venture companies for US$61.9 million. In November 1997 these loans were repaid to IBH.

IBH acquired, without recourse, participations in long-term loans granted by a bank to Orinoco Iron and Operaciones RDI. The bank continued to manage the loans. In January 2001 the total balance of participations acquired by IBH and interest accrued until that date were contributed by IBH to increase Orinoco Iron's capital stock.

Repayment of these long-term loans was conditioned upon Orinoco Iron and Operaciones RDI complying with commitments to financial creditors and maintaining certain ratios of indebtedness and cash flows. Participations in these loans were considered as permanent financing to support the Joint Venture companies and presented as part of IBH's investment cost basis in these companies.



                                                                            (13)

Below is a summary of this exchange of assets, the effects of the Joint Venture formation on the financial statements and other changes in the investment cost basis at September 30, 2002:

                                                                                               (Thousands of
                                                                                                 constant
                                                                                                 bolivars)
                                                                                               ------------
IBH investment base prior to the formation of the Joint Venture:
  Equity (100% participation)                                                                    99,766,972
  Notes payable to IBH                                                                           71,778,655
Effects upon formation of the Joint Venture:
  Receivable from BHP in excess of book value of Brifer shares
     sold (cost basis reduction)                                                                (38,829,366)
                                                                                               ------------
IBH initial net investment base in the Joint Venture companies
  (50% participation)                                                                           132,716,261

Participations in long-term loans acquired by IBH                                               138,978,890
Notes and loans paid to IBH by the Joint Venture companies                                     (123,130,087)
Adjustment of present value of notes payable to IBH                                                 906,571
                                                                                               ------------
                                                                                                149,471,635
                                                                                               ------------

Capital stock increases:
  Orinoco Iron (capitalization of loans)                                                         40,979,180
  Operaciones RDI (cash contributions)                                                           10,723,489
  Brifer                                                                                          3,153,943
  Orinoco Iron (cash contributions)                                                              15,690,760
                                                                                               ------------
                                                                                                 70,547,372
                                                                                               ------------

Equity on results during:
  1998 (net of Bs 2,735 million in interest charged to Joint Venture companies)                   2,676,836
  1999 (net of Bs 2,002 million in interest charged to Joint Venture companies)                  (4,517,455)
  2000 (net of Bs 1,924 million in interest charged to Joint Venture companies)                 (18,299,068)
  2001 (net of Bs 2,340 million in interest charged to Joint Venture companies)                 (52,316,563)
  2002                                                                                         (147,562,757)
                                                                                               ------------
                                                                                               (220,019,007)
                                                                                               ------------
IBH net investment base in the Joint Venture companies
  (50% participation) at September 30, 2002                                                               -
                                                                                               ============

                                                                            (14)

Below is a summary of combined financial information for the Joint Venture companies, accounted for under the equity method:

                                                                            Years ended
                                                                            September 30,
                                                                      ---------------------------
                                                                         2002           2001
                                                                         ----           ----
                                                                       (Millions of constant
                                                                             bolivars)
Combined balance sheet data at the end of the year:
  Current assets (liabilities), net                                   (1,099,871)      (71,517)
  Property, plant and equipment, net                                   1,362,477       773,156
  Total assets                                                         1,554,799       945,980
  Long-term financial debt                                               516,928       312.110
  Debt with BHP                                                          516,928       310.886
  Total liabilities                                                    1,179,577       731,519
  Shareholders' equity                                                   375,222       213,461
Combined statement of operations data:
   Net sales                                                              76,025        49,219
   Gross loss                                                            (22,820)      (59,499)
   Operating loss                                                        (71,621)      (79,048)
   Financing cost, net                                                  (422,445)      (36.548)
   Net loss                                                             (483,062)     (114,167)

Financing for Orinoco Iron plant construction
---------------------------------------------

In order to finance the construction of the Orinoco Iron plant, Orinoco Iron borrowed US$613 million (senior debt) pursuant to several credit facilities. The credit facilities contemplate financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders if certain ratios of indebtedness and cash flows are not met.

Lenders will share a common security package consisting of: (1) a pledge on substantially all of the assets of Orinoco Iron (as borrower) and Operaciones RDI (as guarantor); (2) a pledge on sale, construction and supply contracts and insurance policies of Orinoco Iron and Operaciones RDI; (3) a pledge by IBH of its share ownership in Orinoco Iron, Operaciones RDI, SVS International Steel Holdings and Venezolana de Prerreducidos Caroni "Venprecar, C.A."; (4) a pledge by SVS of its share ownership in Siderurgica del Caroni "Sidecar", S.A.; (5) a pledge by Sidecar of its share ownership in Venprecar; (6) a real estate mortgage on the land and civil works owned by Venprecar; (7) a mortgage on the commercial establishment of Venprecar; (8) escrow agreements on two bank accounts of Venprecar, and (9) an unconditional guarantee by Operaciones RDI.

Pursuant to support agreements, IBH and BHP agreed to: (1) provide their respective capital and financing contributions prior to completion of the Orinoco Iron plant; (2) guarantee that future cash flows from Operaciones RDI, prior to completion of the Orinoco Iron plant, will be available for the Project; (3) commit to provide, if necessary, their respective share of a credit

                                                                            (15)
facility up to US$90 million, and (4) guarantee payment of their share of senior debt, if necessary before completion of the plant.

During 2002 and 2001, Orinoco Iron has been unable to meet payment conditions and certain covenants set out in this loan agreement. In May 2001 BHP paid creditor banks of Orinoco Iron US$314 million in respect of its percentage (50%) of the secured debt. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance, which amounts to US$351 million at September 30, 2002 (US$327 million at September 30, 2001) and relates to the portion guaranteed by IBH and Venprecar. IBH has not recorded this contingent liability because it considers that Orinoco Iron might be able to repay its debt if the strategic plan explained in Note 1 is executed.

Bank and BHP interest was calculated at between 8.8% and 5.1% (11% and 7.8% in 2001), including an additional late interest rate of 2% beginning May 2001.

Going concern - Orinoco Iron and Operaciones RDI
--------------------------------------------------

In August 2000 the Orinoco Iron plant began partial commercial operations; however, certain equipment failures have delayed start-up and the build-up of production and increased construction and plant start-up costs. As a result of increased costs, lower-than-planned production rates and depressed prices on international markets, actual revenues and cash flows have been substantially below amounts originally planned. Due to these situations, Orinoco Iron has been unable to meet its obligations and is negotiating with creditor banks, main suppliers and BHP to restructure its debts. Additional funding will be required in order for Orinoco Iron to continue operations, place the remaining production units into operation, settle accounts payable to some suppliers and increase working capital. Additional funds required will depend in part on the commercial and business strategy to be followed by Orinoco Iron in the future, but are estimated by IBH at over US$24 million. IBH is conducting negotiations with some suppliers in this respect.

On March 29, 2001, BHP issued a press release announcing that it would write off its equity investment in the Orinoco Iron project and cease any further investment in this project. The BHP press release stated that BHP's decision was based on a review which concluded that, in the context of changed operating and market conditions, BHP does not expect the Orinoco Iron project to meet BHP's operational and financial performance targets necessary to justify any further investment in the project, or to satisfy bank completion requirements initially established in the project financing contract. IBH is currently meeting with BHP to reach agreements as to the obligations and preexisting agreements in respect of this Joint Venture. IBH and BHP are also evaluating options to incorporate new Orinoco Iron shareholders and negotiating an important reduction of Orinoco Iron's debt.

Although no legally binding agreement has been reached, BHP has indicated that it may, if certain conditions are met and if appropriate approvals are obtained from the relevant government entities involved and from Orinoco Iron's senior lenders, be willing to agree to

                                                                            (16)
certain transactions which would result in a significant reduction of its receivable against Orinoco Iron.

Operaciones RDI (a 50% owned-affiliate of IBH) has incurred operating losses during 2002, 2001 and 2000. In March 2001 Operaciones RDI began a temporary shutdown of its plant due to maintenance requirements and unfavorable market conditions. No decision has been made as to how long this plant will be closed. Results of Operaciones RDI indicate that continuity of its operations depends on a significant increase in briquette prices on international markets. Management of Operaciones RDI is considering alternatives to address this matter and is currently negotiating with Orinoco Iron the terms and conditions that will regulate future leases on land and equipment owned by Operaciones RDI currently in use by Orinoco Iron, as well as the sale to Orinoco Iron of certain equipment owned by Operaciones RDI. Below is a summary of the individual financial information of Operaciones RDI:

                                                                        Years ended
                                                                        September 30,
                                                                   ----------------------
                                                                       2002      2001
                                                                       ----      ----
                                                                   (Millions of constant
                                                                         bolivars)
Balance sheet data at the end of the year:
  Current assets                                                       1,042      1,496
  Current liabilities                                                  4,762     14,002
  Property, plant and equipment, net                                  60,228     49,195
  Total assets                                                        65,662     55,470
  Total liabilities                                                   14,086     14,002
  Shareholders' equity                                                51,576     41,468

Statement of operations data:
   Net sales                                                               -     15,218
   Gross loss                                                        (13,717)    (5,587)
   Operating loss                                                    (13,729)   (16,783)
   Net loss                                                          (13,354)   (16,418)

NOTE 8 - EXCHANGE OFFER:
------------------------

On November 19, 1997, IBH (a wholly-owned subsidiary of Fior at that date) undertook a public exchange offer of one ordinary share of IBH for every three outstanding GDS in Venprecar (a 71.9%-owned subsidiary of Sivensa at that date). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH. As a result of the exchange offer, Sivensa directly owns 49.7% of IBH's capital stock and Fior (a 60%-owned subsidiary of Sivensa) owns 32.9% of IBH's capital stock.

In November 1997 Sivensa, the direct or indirect owner of 71.9% of Venprecar shares, transferred its Venprecar shares to IBH in exchange for: (i) the number of new IBH shares in respect of the exchange offer and (ii) an additional number of new IBH shares as compensation for certain costs and expenses incurred by Sivensa in respect of the exchange offer and joint

                                                                            (17)
venture formation with BHP to build the Orinoco Iron plant. The exchange of shares owned by Sivensa was accounted for as a business combination of companies under common control.

The exchange of shares owned by minority shareholders was accounted for as a purchase transaction. The excess amount of the purchase price over the book value of net assets acquired that can be allocated to minority interest was Bs 9,285 million (in constant amounts for 2001), shown net of Bs 3,704 million (in constant amounts for 2001) of purchase costs. The excess was recorded in shareholders' equity as an adjustment to the Result from holding nonmonetary assets.

Until August 2002, Venprecar's shares were publicly traded and the Company was regulated by the Venezuelan Securities and Exchange Commission (CNV). On that date, Venprecar made the necessary arrangements to withdraw its shares from the Venezuelan National Securities Registry held by the CNV, as approved at the Shareholders' Meeting held on May 15, 2002.

NOTE 9 - TAXES:
---------------

INCOME TAX -

For Venezuelan subsidiaries, the main differences between book and taxable income were in respect of the annual inflation adjustment, depreciation of initial inflation adjustments, dividends received and income from foreign sources. The effect of the annual inflation adjustment for tax purposes results from the application of regulations set out in the Venezuelan Income Tax Law, whose calculation differs from that determined for accounting purposes. Beginning 1993 the Income Tax Law requires annual inflation adjustment resulting in an increase or decrease in taxable income. Under these regulations, Venezuelan subsidiaries made the initial adjustment in 1993, thereby giving rise to the payment of a registration tax in the Revalued Assets Registry of 3% of the special revaluation of depreciable fixed assets payable in three annual installments.

As from fiscal 1993, Venezuelan subsidiaries were required to determine the effect of annual inflation adjustments by indexing all nonmonetary assets and liabilities and initial tax equity according to changes in the Consumer Price Index (CPI) as accumulated for the respective year or since nonmonetary assets were acquired, assuming nonmonetary liabilities or an increase or decrease in initial inflation adjustable tax equity.

The Cayman Islands levy no taxes on income, dividends or capital gains.

At September 30, 2002, some subsidiaries have tax loss carryforwards of approximately Bs 25,619 million, of which Bs 17,929 million and Bs 7,690 million are usable up to 2004 and 2003, respectively.

In addition, at September 30, 2002, some subsidiaries have investment tax credits amounting to approximately Bs 12 million, of which Bs 2 million and Bs 10 million are usable up to 2004 and 2003, respectively, to offset tax expense.

                                                                            (18)

The use of tax loss carryforwards and investment tax credits depends on the Company's future taxable income.

BUSINESS ASSETS TAX -

Business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average of the taxpayer's tangible and intangible assets in Venezuela involved in the production of income from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year and it is reduced according to the percentage of export sales to total sales.

Under current regulations, Venezuelan subsidiaries calculated this tax together with income tax and recorded business assets tax expense of Bs 248 million and Bs 155 million for 2002 and 2001, respectively. Payment of this tax may be applied as a tax credit against any income tax liabilitiy incurred over the next three fiscal years.

VALUE ADDED TAX -

In May 1999 the Venezuelan government enacted the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law, which until August 2002 was 14.5% and 16% as from September 2002. This Law also incorporated, as from September 2002, an additional tax rate of 10% on goods and services considered luxury items. The Law sets out a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

At September 30, 2002, Venezuelan subsidiaries have recorded tax credits of approximately Bs 2,687 million (Bs 1,685 million in 2001) in respect of value added tax (see Note 3), of which Bs 2,114 million (Bs 998 million in 2001) is in respect of recoverable credits arising from export activities.

BANK DEBIT TAX -

In May 1999 the Venezuelan government, through a Decree-Law, enacted the bank debit tax, which mainly levied debits or withdrawals made on current and savings accounts, custody deposits, any other type of demand deposit, liquid assets funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions. The bank debit tax amounted to 0.50% and was in effect until May 2000. In March 2002 the Venezuelan government reenacted this tax, effective until March 2003, with a new rate of 0.75% applicable to the aforementioned bank operations over Bs 473,600. This rate was further increased to 1% as from September 1, 2002. During the years ended September 30, 2002 and 2000, IBH and its subsidiaries incurred debit tax expenses of approximately Bs 136 million and Bs 114 million, respectively.

                                                                            (19)

NOTE 10 - SHAREHOLDERS' EQUITY:
-------------------------------

At September 30, 2002 and 2001, the Company's capital stock is represented by 20,115,000 registered shares of US$0.01 each, of which 19,897,467 are subscribed and fully paid.

Under IBH's bylaws, dividends may be paid from profits or, subject to certain legal restrictions, from the share premium account. However, as a result of the Joint Venture with BHP (see Note 7), IBH will pay dividends up to a 50% maximum limit of its profits. As a holding company, IBH will mainly rely on dividends from its subsidiaries and affiliates for payment of dividends to its shareholders. The loan agreement mentioned in Note 4 sets out certain restrictions for the payment of dividends.

The Capital Markets Law requires companies with publicly traded shares to distribute among their shareholders at least 50% of their net profits after income tax and appropriation to legal reserves. In addition, at least 25% of this dividend must be paid in cash. In conformity with the rules and instructions laid down by the CNV, dividend distribution and statutory equity do not include equity in the results of subsidiaries and affiliates. Accordingly, for legal purposes in Venezuela, at September 30, 2002 IBH (unconsolidated parent company) has no available basis for dividends.

NOTE 11 - ROYALTIES:
--------------------

In November 1992 Fior de Venezuela, S.A. entered into a cooperation contract whereby it and Voest-Alpine Industrieanlagenbau Gmbh (VAI) jointly developed basic engineering for the Finmet process (iron-ore direct reduction process). In addition, Fior and VAI entered into a contract to market the Finmet process, giving Fior and VAI exclusive promotion and marketing rights with respect to the Finmet process and its improvements in certain countries.

Under this contract, Fior is entitled to receive from VAI a minimum amount of US$6 per metric ton on the nominal design capacity of any new Finmet plant. Fior, or a subsidiary of Fior, will receive 50% of this royalty once assembly of electromechanical installations begins. The remaining 50% shall be paid 30 days after the date of the provisional acceptance of the plant. As of 2002 between 75% and 85% of royalties will be payable 30 days following signature of the contract, and the remaining amount will be payable following provisional acceptance of the plant. In May 1997 Fior assigned the rights under this contract and the Finment process patents and rights to Brifer.

In 1996 the Australian company BHP began assembly of the electromechanical installations of a plant in Australia with a designed annual capacity of 2,000,000 metric tons, representing total royalties of US$12,000,000 for Fior. Brifer (a wholly-owned subsidiary of Fior until September 1997) earned US$6,000,000 in 1996 in income from royalties paid on this process. In 1999 plant capacity was determined to be higher than originally estimated; therefore, Brifer (50% owned by IBH) recognized US$1,000,000 in additional income from royalties during 1999. The remaining US$6,000,000 will be collected and recognized as income upon

                                                                            (20)
provisional acceptance of the plant. Income has not yet been recorded since this payment is also being negotiated between IBH and BHP (see Note 7).

Under the Joint Venture agreement with BHP described in Note 7, 50% of Brifer shares were sold to BHP in September 1997.

NOTE 12 - BALANCES IN FOREIGN CURRENCY:
---------------------------------------

IBH and its subsidiaries have the following balances in foreign currency, mainly in U.S. dollars, shown at the exchange rates indicated in Note 2-h:

                                                                  September 30,
                                                              ---------------------
                                                                 2002        2001
                                                              ---------   ---------
                                                            (Thousands of U.S. dollars)
Assets:
  Cash and cash equivalents                                       7,176      12,347
  Accounts receivable and advances to suppliers                   6,113       3,086
                                                              ---------   ---------
          Total assets                                           13,289      15,433
                                                              ---------   ---------
Liabilities:
  Suppliers and other liabilities                                 (331)        (506)
                                                              ---------   ---------
          Total net assets                                       12,958      14,927
                                                              =========   =========

In July 1994 the Venezuelan government established an exchange control system which included a single exchange rate. In April 1996 the free convertibility of the bolivar was reestablished in Venezuela and, subsequently, all controls and restrictions on exchange operations were lifted.

In July 1996 the Venezuelan government announced the establishment of a trading band for the bolivar. For 1997 the Venezuelan government established an initial central parity of Bs 472/US$1, effective on January 2, 1997, and a crawling band of 7.5% above and below the central parity. Between July 8, 1996 and August 4, 1997, the central parity increased 1.32% each month. Between August 4, 1997 and January 13, 1998, the central parity increased 1.16% each month. On January 13, 1998, Banco Central de Venezuela (BCV) modified the rate of increase of the central parity to 1.28% per month.

On February 13, 2002, the Venezuelan government and Banco Central de Venezuela
(BCV) announced a new floating exchange rate system, eliminating the maximum and minimum exchange rate bands which had been in effect up to that date. Under this new scheme, BCV will transact foreign currency sales and purchases with currency dealers by way of auction starting February 18, 2002.

                                                                            (21)

NOTE 13 - CONTINGENCIES:
------------------------

Venprecar, Operaciones RDI and Orinoco Iron are subject to Venezuelan environmental laws and regulations. These companies have not received any claims from Venezuelan environmental and health regulatory authorities on environmental matters and are not aware of any claims or conditions that could be expected to result in claims in respect of environmental violations that could, in the opinion of management, have a material adverse effect on IBH's consolidated financial position or IBH's consolidated results of operations.

NOTE 14 - CONSOLIDATED ANALYSIS OF MONETARY RESULT FOR THE YEAR:
-----------------------------------------------------------------

A consolidated analysis of the monetary result for the year is shown below for purposes of additional analysis of the consolidated financial statements:

                                                                                   Years ended
                                                                                   September 30,
                                                                               -----------------------
                                                                                 2002         2001
                                                                                 ----         ----
                                                                              (Millions of constant
                                                                                     bolivars)
Net monetary (liability) asset position at the beginning of the year             (7,309)    108,399
Transactions that increased net monetary position:
   Net sales                                                                     63,640      58,876
   Interest income, net                                                            --         3,953
   Exchange gain                                                                 12,130       2,408
   Other income, net                                                                292        --
                                                                                -------      ------
         Subtotal                                                                68,753     173,636

Transactions that decreased net monetary position:
   Purchases of inventories                                                     (55,706)    (48,332)
   Operating expenses                                                           (23,274)     (8,448)
   Additions to fixed assets                                                        (72)         (4)
   Capitalization of accounts receivable                                           --      (120,311)
   Other, net                                                                       (34)          1
   Interest expense, net                                                         (5,283)       --
                                                                                -------      ------
         Estimated net monetary liability position at the end of the year       (15,582)     (3,593)
         Net monetary liability position at the end of the year                 (11,934)     (7,309)
                                                                                -------      ------
         Gain (loss) from monetary position                                       3,648      (3,716)
                                                                                =======      ======

                                                                            (22)